UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Names of Subject Company (issuer))

PIANISSIMO ACQUISITION CORP.

(Name of Filing Persons (Offeror)) a wholly owned indirect subsidiary of

PIANISSIMO HOLDINGS CORP.

(Name of Filing Persons (Parent of Offeror))

PAULSON & CO. INC.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Pianissimo Acquisition Corp.

Pianissimo Holdings Corp.

1251 Avenue of the Americas

New York, NY 10020

Attention: Michael Waldorf

Lisa Chun

(212) 956-2472

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Patrick J. Dooley, Esq.

Ron E. Deutsch, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Phone: (212) 872-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$525,137,840.00	$71,628.80

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the offer price of $40.00 per share of common stock of Steinway Musical Instruments, Inc. (“Steinway”), par value $0.001 per share, (“Shares”) by 13,128,446 Shares, which, based on information provided by Steinway as of August 14, 2013, is the sum of (i) 12,548,617 Shares outstanding and (ii) 579,829 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,628.80	Filing Party: Pianissimo Acquisition Corp., Pianissimo Holdings Inc., Paulson & Co. Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2013, as amended by Amendment No. 1 filed with the SEC on August 30, 2013 (which, together with any subsequent amendments or supplements thereto, collectively constitutes the “Schedule TO”). The Schedule TO relates to the tender offer by Pianissimo Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Steinway Musical Instruments, Inc., a Delaware corporation (“Steinway”), at a price of $40.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated August 21, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 9 and 11 of this Schedule TO. You should read this Amendment No. 2 together with the Schedule TO.

This Amendment No. 2 is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“On August 27, 2013, Parent and Steinway filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division relating to the proposed acquisition of Steinway. On September 4, 2013, the FTC granted early termination of the waiting period under the HSR Act relating to the Offer.

Accordingly, the condition of the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

The Offer continues to be subject to the other conditions set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.

The joint press release issued by Steinway and Sponsor announcing the early termination of the waiting period under the HSR Act is attached hereto as Exhibit (a)(5)(D).”

Item 12. Exhibits

Item 12 of this Schedule TO is hereby amended and supplemented by adding Exhibits (a)(5)(D) thereto as follows:

Exhibit No.	Description

(a)(5)(D)	Joint Press Release issued by Steinway Musical Instruments, Inc. and Paulson & Co. Inc. on September 5, 2013

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2013

PIANISSIMO ACQUISITION CORP.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: President

PIANISSIMO HOLDINGS CORP.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: President

PAULSON & CO. INC.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: Managing Director

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated August 21, 2013

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on August 21, 2013

(a)(5)(A)	Joint Press Release issued by Steinway Musical Instruments, Inc. and Paulson & Co. Inc. on August 14, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pianissimo Acquisition Corp. with the Securities and Exchange Commission on August 16, 2013)

(a)(5)(B)	Letter to employees, dealers and partners of Steinway & Sons, dated August 14, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pianissimo Acquisition Corp. with the Securities and Exchange Commission on August 16, 2013)

(a)(5)(C)	Letter to employees, dealers and partners of Conn-Selmer, dated August 14, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Pianissimo Acquisition Corp. with the Securities and Exchange Commission on August 16, 2013)

(a)(5)(D)	Joint Press Release issued by Steinway Musical Instruments, Inc. and Paulson & Co. Inc. on September 5, 2013

*(b)(1)	Commitment Letter, dated August 14, 2013, by and among Pianissimo Holdings Corp., Pianissimo Acquisition Corp., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc.

*(b)(2)	Equity Commitment Letter, dated August 14, 2013, by and among Pianissimo Holdings Corp. and Paulson & Co. Inc.

(d)(1)	Agreement and Plan of Merger, dated August 14, 2013, by and among Pianissimo Holdings Corp., Pianissimo Acquisition Corp. and Steinway Musical Instruments, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on August 14, 2013)

*(d)(2)	Confidentiality Agreement, dated July 13, 2013, between Steinway Musical Instruments, Inc. and Paulson & Co. Inc.

(d)(3)	Rights Agreement dated September 26, 2011 between Steinway Musical Instruments, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the Form of Certificate of Designations of Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto (incorporated by reference to Exhibit 4.1 to the Form 8-A12G filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on September 27, 2011)

(d)(4)	Amendment No. 1 to Rights Agreement dated February 20, 2013, between Steinway Musical Instruments, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on February 22, 2013)

(d)(5)	Amendment No. 2 to Rights Agreement dated June 30, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

(d)(6)	Amendment No. 3 to Rights Agreement dated August 14, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on August 14, 2013)

*(d)(7)	Limited Guaranty, dated August 14, 2013, by and between Paulson & Co. Inc. and Steinway Musical Instruments, Inc.

(g)	None

(h)	None

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2013

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